             (RYDER SCOTT COMPANY PETROLEUM CONSULTANTS LETTERHEAD)

                                                                    EXHIBIT 99.3

                                             February 20, 2003

Anadarko Petroleum Corporation
1201 Lake Robbins Drive
The Woodlands, Texas 77380

                                             RE: Proved Reserves Status
                                             Marco Polo Discovery

Gentlemen:

     Ryder Scott was asked by Anadarko Petroleum Corporation to perform an updated review of your internal oil and gas reserves studies of their Marco Polo Field (Green Canyon Block 608) located in federal waters offshore Louisiana. Ryder Scott's initial review of Marco Polo occurred in August 2002.

SCOPE OF ASSIGNMENT

     The question Anadarko has asked is whether the technical data that was gathered and then used for these reserve studies is sufficient in quality and quantity to support an SEC Proved reserves classification. Our opinion, based upon our reserve work in over 2,000 Gulf of Mexico (GOM) blocks, is that the logs, cores, seismic and MDT data conclusively indicate high quality reservoir rocks and that this aggregated and complementary data is sufficient to form a "compelling case" to classify Marco Polo as having Proved reserves. Below is an outline of our general methodology for reserve analysis in the Gulf Coast / Gulf of Mexico and how the data in Marco Polo Field compares to our GOM database.

                              MARCO POLO DISCOVERY
                            DEEPWATER GULF OF MEXICO
                         ANADARKO PETROLEUM CORPORATION

                    Ryder Scott Company review - August 2002

RYDER SCOTT COMPANY REVIEW TEAM:

    Ronald Harrell - CEO

    John Hodgin - Exec VP & Chief Geologist

    Joe Magoto - Sr. VP Reservoir Engineering & Head of Management Advisory
                 services

                 Ryder Scott Company review - February 12, 2003

RYDER SCOTT COMPANY REVIEW TEAM:

    Joe Magoto - Sr. VP Reservoir Engineering & Head of Management Advisory
                 services

Anadarko Petroleum Corporation
February 20, 2003
Page 2


GENERAL DISCUSSION ON RYDER SCOTT COMPANY RESERVES BOOKING

Key parameters used for typical Ryder Scott Company's (RSC) Gulf of Mexico (GOM) Analysis

        1)  Porosity from Logs

        2)  Porosity from side-wall Cores

        3)  Porosity & Permeability from whole Cores

        4) Water saturation from open hole resistivity, Neutron-density, Gamma ray & SP logs

        5)  Hydrocarbon PVT fluid analysis obtained from multiple MDT's

        6)  Reservoir continuity from Log correlations

        7)  Reservoir continuity from MDT pressure analysis

        8)  Recovery Factors based on Aquifer size

        9) Comparison of all above and to RSC data base in Miocene Gulf Coast sands

Ryder Scott Company approach to above parameters in approximate order of importance to the analysis.

        1)  Primary tool used - Log Analysis

            a) Does the reservoir meet Porosity requirements for GOM based upon RSC data base

            b) Does the reservoir meet Salt Water Saturation cutoff requirements for GOM

        2)  Core Analysis - Side-wall cores calibration of Porosity to Logs

        3) Core Analysis - Whole core sometimes taken for increased certainty-more important in lower quality, higher shale content rock than present in subject field.

        4)  MDT tests - how we use the data:

            a)  Fluid samples for Hydrocarbon type and Oil quality including
                GOR.

            b)  Bottom hole pressure measurements

            c) Multiple MDT pressures taken to establish pressure gradients with reservoir depths

                1) Used between wells to establish reservoir continuity between updip and downdip wells

                2) Used to estimate Oil/Water contacts in conjunction with Seismic data

        5) DST or Conventional test through perforations after well completed-used in GOM primarily for Facility design or in shallow water (~ 50') where exploratory wells are saved to become producing wells. In that environment, tests have minimal additional costs or safety / EPA issues that are overriding problems in normal GOM shelf waters and especially deep water (> 400 meters).

SPECIFIC DISCUSSION OF ANADARKO'S MARCO POLO FIELD IN GULF OF MEXICO

Status of development @ August 2002:                                     Status of Development @ February 2003:
------------------------------------                                     --------------------------------------
  4 Expendable open hole logged wells                                      4 Expendable open hole logged wells
  4 Development wells                                                      6 Development wells for production

Anadarko Petroleum Corporation
February 20, 2003
Page 3


     Ryder Scott Company performed a limited review of Anadarko's Original-Oil-in-Place (OOIP). We had previously concluded that the structures are sufficiently well defined by the 4 Expendable wells and the 3-D Seismic data, and now in February 2003, 6 development wells have defined additional reserves. However, we have not performed an independent estimate of the pay counts nor constructed isopach maps. The sands are massive and clean enough that a visual inspection of the logs is sufficient for us to audit Anadarko's porosity and water saturations. After an additional audit of Anadarko's log analysis, we concluded that if RSC independently analyzed this field for official reserves certification, our porosity values would be approximately the same average as Anadarko's, which was 30 percent. This 30 percent average porosity (and permeability confirmed by whole cores) is sufficiently high that sands 50 to 100 feet thick typically flow 10,000 to 15,000 bopd. However Anadarko has used only 2,900 bopd per well for their SEC reserve forecast. It is our opinion, based upon both Darcy's Law flow rate calculations and analogies to other GOM fields, that the actual producing rates will be much higher.

     We have taken Anadarko's reservoir parameters (see attached) and have independently calculated flow rates of 4,000 bopd for 50 foot sands and up to 8,000 bopd for 100 foot +/- sands using only 10 percent bottom hole pressure draw-down. Additionally based upon analogies, we would expect actual, possibly commingled flow rates to exceed 10,000 bopd. As part of our GOM database, we have had occasion to audit recently 2 of the nearest offset discoveries, which happen to be located in the same geologic basin. Those discoveries have porosities generally around 26 to 28 percent. Wells in those 2 discoveries are forecasted to flow at 15,000 to 17,000 bopd due to tubing restrictions, but potentially calculate as high as 30,000 bopd without restriction. Both of those discoveries have lower GOR's and less mobile oil than Marco Polo.

CONCLUSIONS

     The 1978 SEC reserves definitions clearly state that "Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test". Other parts of the definitions relate to fluid contacts, pricing, costs and development status. Anadarko has not conducted any traditional flow tests in their evaluation of the Marco Polo Field but has acquired all of the information obtainable from a flow test through other more safe, cost effective and environmentally sensitive means. All of these techniques, which include advanced well log suites, core analyses and down-hole sampling and flow testing, represent proven technologies developed or advanced beyond those available in 1978.

     After a careful review of the data provided by Anadarko, both raw and interpreted, we conclude that you have acquired the necessary information to support economic producibility without conducting the type of flow testing envisioned in 1978 and that you have effectively met the SEC reserves definitions in that regard. Attached is our comparison of multiple MDT testing versus a single conventional flow test that was presented at the October 2002 SPEE conference on SEC reserves definitions. From this table it can be clearly deduced there is an overwhelming amount of additional data gained from multiple MDT testing versus a single conventional flow test. It is our opinion that an extensive MDT testing program provides a more compelling case of reasonable certainty for proved reserves than a single conventional flow test.

     Furthermore, our internal industry survey in October 2002 indicated only 6 out of 45 fields or 13 percent have been traditionally flow tested in the deepwater Gulf of Mexico. It is also our experience that the practice of conducting a traditional flow test in the U.S. Gulf Coast and the Gulf of Mexico is limited to those circumstances where down-hole data are (1) not sufficiently conclusive to meet the "economic producibility" required or (2) where a level of refinement is needed in designing facilities to meet the expected rates of flow.

Anadarko Petroleum Corporation
February 20, 2003
Page 4


CONSENT

     Anadarko is authorized to incorporate this letter in its required financial reporting or in communications with the U.S. SEC as long as the entire letter report is used. We would grant our consent for Anadarko to use selected portions of this report only upon specific review of the passages sought to be included. This consent is being granted for a limited time period not to exceed approximately 90 days from the effective date of this report.

                                             RYDER SCOTT COMPANY, L.P.

                                             /s/ Ronald Harrell
                                             -----------------------------------
                                             Ronald Harrell, P.E.
                                             Chairman and CEO
DRH/sw

                              MARCO POLO DISCOVERY
                            DEEPWATER GULF OF MEXICO
                         ANADARKO PETROLEUM CORPORATION

            RYDER SCOTT COMPANY FLOW RATE CALCULATIONS - AUGUST 2002


                ROCK DATA
                                            Porosity                               29.9     %
                                            Permeability - k                        215     md
                                            Water saturation - Sw                  32.9     %

                RESERVOIR DATA
                                            Pressure - BHP initial                 7433    psia
                                            Temperature - reservoir                 121     F
                                            Pay -average net feet                   113    feet

                FLUID PROPERTIES
                                            Oil gravity - API                        32
                                            Solution Gas GOR                        920 scf / bbl
                                            viscosity                               1.2     cp
                                            bubble point                           2750     #

                PRODUCING CONDITIONS
                                            Drawdown ~ 10%                          750
                                            skin factor  gravel-packed                2
                                                                                  -----

                CALCULATED INITIAL RATE                                           8,200    bopd
                                                                                  -----

              MDT MULTIPLE TESTS VS. ACTUAL PERFORATION / DST TESTS
                                FEBRUARY 18, 2003

                                                                     MDT TOOL
                                       -----------------------------------------------------------------
        TYPE OF MEASUREMENT                       ADVANTAGES                       DISADVANTAGES
        -------------------            -------------------------------    ------------------------------

Drawdown & commercial rate             multiple depth contributions       limited sample size
                                       measured


Permeability measurements              multiple depth mobilities (k)      shorter / limited time of test
                                       can capture foot by foot           in the past with older tools
                                       hetrogenity                        (see Future Trends)

Pressure measurements                  multiple depth tests reveal
                                       actual fluid gradients, I.e. gas
                                       vs. Oil vs. Water (validates
                                       some PVT data)

                                       fluid gradients at depth can
                                       define and confirm Gas/water or
                                       Oil/Water contacts

                                       Industry now determining Cond
                                       yields from press gradients

EXTENT OF FLOW DATA

      Multiple zone tests              In one pass, can take 50 +/-
                                       tests which usually covers many
                                       individual pays


      Multiple well tests across the   MDT costs low enough to run tool
        structure                      in most, if not all wells.
                                       Provides continuity between
                                       wells validating the size of
                                       area that is productive

FUTURE TRENDS

                                       Maxi-MDT tool and bypass flow
                                       before fluid sample capture
                                       approximate longer time actual
                                       prod tests



                                                               PROD. TEST - PERF OR DST
                                       -------------------------------------------------------------------------
        TYPE OF MEASUREMENT                        ADVANTAGES                        DISADVANTAGES
        -------------------            ---------------------------------   -------------------------------------

Drawdown & commercial rate             fluid to surface producing          DST test not representative of
                                       charteristics measured              completed well with typical gravel
                                                                           pack but skin damage

Permeability measurements              longer drawdown period (perceived)  only average Permeability (k)
                                                                           measured over the perforation / DST
                                                                           test interval

Pressure measurements                  long term buildups could            multiple $$$ million dollar costs &
                                       conceptually be possible, but at    EPA / MMS environmental risks
                                       prohibitively high costs & lack
                                       of storage (especially for Oil)








EXTENT OF FLOW DATA

      Multiple zone tests              Good comparison of actual           Costs are so high for one DST, or
                                       flowrates between different         especially perforation tests, that
                                       quality rocks                       only 1 or 2 zones are usually
                                                                           tested.

      Multiple well tests across the             --------------            High costs that typically range
        structure                                                          from $5 - 15MM limits this type of
                                                                           test to almost always a single well.



FUTURE TRENDS

                                                 --------------            EPA requirements and increased
                                                                           pressures on Oil industry in
                                                                           general increasing rapidly, making
                                                                           future risks of Oil spills or
                                                                           incomplete burn even more
                                                                           politically difficult.